[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

February 6, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  William Thompson

Re:	Asia Time Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed January 17, 2008
Supplemental Response No. 2
File No. 333-140692

Dear Mr. Thompson:

Per our discussion on February 5, 2008, and on behalf of Asia Time Corporation, a Delaware corporation (the “Company”), we hereby provide a supplemental response in connection with the registration statement referenced above. Based upon the Staff’s review of Amendment No. 3, the Commission issued a comment letter dated January 9, 2008, to which the Company filed a response letter and Amendment No. 4 on January 17, 2008. We provided to you a supplemental response letter dated February 4, 2008 that provided supplement responses to comment numbers 4, 7 and 8 as contained in the Staff’s comment letter. This letter provides supplemental responses to the additional comments discussed in our conversation on February 5, 2008.

1.
Supplemental Comment: With respect to the compensation charge related to the Escrow Shares that may be released to Mr. Kwong upon the Company’s achievement of the performance target as set forth in the Escrow Agreement, you noted that the Company intended to utilize a straight-line amortization from February 2007 through December 2007. You requested an explanation on how this amortization complies with Paragraph 44 of SFAS 123(R) and Implementation Guidance Illustration A105.

Supplemental Response: As the performance conditions under this compensatory stock plan relate to the attainment of specific defined net income milestones for both 2006 and 2007, the Company has determined that the appropriate period over which to recognize the charge to operations for the aggregate fair value of this compensatory stock plan of $2,433,650 is the 11-month period from February 2007 through December 2007, which is the period of vesting (which is equivalent to the period of benefit), since this is the period in which the Escrow Shares are subject to the Escrow Agreement. The Company had considered using the straight-line method of amortization during the period of benefit, but after reviewing information and implementation examples in SFAS 123 (R), we determined that we had sufficient information available to us to make a probability estimate at each reporting period end.

The Company has allocated the $2,433,650 to each reporting period based on the quarterly weighted average of the implicit probabilities of achieving each net income target. The determination of the allocation of such cost to the respective quarters in 2007 was determined by the Company and its advisors based on the probabilities and other information used to determine the components for the lattice model that derived the total compensation expense. As a result, the Company recognized charges to operations of $1,611,563, $40,642, and $200,289 for the three months ended March 31, 2007, June 30, 2007, and September 30, 2007, respectively. For the nine months ended September 30, 2007, the Company recognized a charge to operations of $1,852,494.

William Thompson
February 6, 2008

The results of the lattice model generated an allocation of approximately 66% of the aggregate fair value of $2,433,650 as a charge to operations during the three months ended March 31, 2007. At March 31, 2007, we estimated, based on the model, that it appeared probable (but not certain) that the Company would meet or exceed the required net income for 2006, and net income for the three months ended March 31, 2007 was within expectations. For the three months, ended June 30, 2007, net income was below the expected growth rate and annualized quarterly net income was below the amount required to reach the 2007 required net income, as a result of which the probability factor at June 30, 2007 increased only slightly. For the three months ended September 30, 2007, net income had recovered to expected growth rates, as a result of which the probability factor at September 30, 2007 had increased to approximately 76% that the Company would reach the 2007 required income.

The following is the revised disclosure made in Note 17 of the September 30, 2007 financial statements, which will be included in Amendment No. 5 to the Registration Statement on Form S-1:

The Company has accounted for the Escrow Shares as the equivalent of a performance-based compensatory stock plan between the Company and Mr. Kwong. Accordingly, the Company, in conjunction with an independent valuation firm, determined the fair value of the stock-based compensation related to the Escrow Shares by employing a complex scenario analysis using a binomial tree model, which is commonly used to value performance-based equity compensation packages. The valuation model used a volatility factor of 57%, a risk-free interest rate of 5.7%, and weekly steps to incorporate 63various possible scenarios for net income and common stock price by the . The probability at each quarter-end represents the probability of achieving the Kwong annual 2006 and 2007 net income targets specified in the Escrow Agreement,. This quarterly probability is a time-weighted average of the implicit probabilities of achieving each net income target. The probabilities are calculated using multi-period scenario, and analyses through a backward induction tree to calculate the discounted value, which generated an aggregate fair value for the Escrow Shares of $2,433,650. The inputs to the valuation mode were based on actual quarterly net income and estimates made by the Company that the required annual net income would be equaled or exceeded.

As the performance conditions under this compensatory stock plan relate to the attainment of specific defined net income milestones for both 2006 and 2007, the Company has determined that the appropriate period over which to recognize the charge to operations for the aggregate fair value of this compensatory stock plan (i.e., the period of vesting, which is equivalent to the period of benefit)of $2,433,650 is the 11-month period from February 2007 through December 2007, which is the period of vesting (which is equivalent to the period of benefit), since this is the period in which the Escrow shares. Shares are effectively subject to the KwongEscrow Agreement.

William Thompson
February 6, 2008

The Company has allocated the $2,433,650 based on the quarterly weighted average of the implicit probabilities of achieving each net income target as follows:

Three Months Ended	Cumulative Probability Factor at Quarter-End	Amount Charged to Operations

March 31, 2007	66.22%	$1,611,563
June 30, 2007	67.89%	40,642
September 30, 2007	76.12%	200,289

Total through September 30, 2007		$1,852,494

Approximately 66% of the aggregate fair value of $2,433,650 was charged to operations during the three months ended March 31, 2007 because at March 31, 2007 it appeared probable (but not certain) that the Company would meet or exceed the required net income for 2006, and net income for the three months ended March 31, 2007 was within expectations. For the three months, ended June 30, 2007, net income was below the expected growth rate and annualized quarterly net income was below the amount required to reach the 2007 required net income, as a result of which the probability factor at June 30, 2007 increased only slightly. For the three months ended September 30, 2007, net income had recovered to expected growth rates, as a result of which the probability factor at September 30, 2007 had increased to approximately 76% that the Company would reach the 2007 required income.

The Company met the 2006 net income requirement of $6,300,000. However, at September 30, 2007, it was still possible that the 2007 net income requirement would not be met. As the Company closes 2007 and completes its audit, the final expense related to this matter for 2007 will be determined and recorded. Based on 2007 final net income (as defined), the Escrow Shares will either be partially or fully returned to Mr. Kwong or partially or fully distributed to the investors in the Private Placement when those the results for 2007 are known.

The Company has determined that this disclosure in appropriate and complete under US GAAP and the estimates of total compensation expense and the estimated allocation of expense to interim periods is the most appropriate amounts based on the information available at the end of each reporting period.

William Thompson
February 6, 2008

2.
Supplemental Comment: With respect to the beneficial conversion feature and charge related to the Warrants, you noted that the Company intended to use $2.00 as the most favorable conversion price for the bonds and $2.00 for the fair value of the Warrants, calculated using the Black-Scholes valuation model. You requested an explanation of why $2.00 was proper to use as the fair value of the Warrants.

Supplemental Response: After reviewing the relevant GAAP, the Company has revised its calculation to reflect the fair value of the warrants at $3.50 and based the number of conversion shares based on $2.00 per share with the Beneficial Conversion Feature (“BCF”) being calculated based on a fair value of $3.50 a share. We have also expanded the disclosure to indicate that the number of convertible shares will change significantly if the mid-point of the offering range is achieved; based on that price, the amounts allocated to the BCF and warrants will be significantly adjusted. Note 22 to the September 30, 2007 financial statements has been revised as follows:

At November 13, 2007, the date of issuance, the Company determined the fair value of the Bonds to be zero, net of discounts for the fair value of the Warrants and the beneficial conversion feature aggregating $7,760,000, which were determined using the relative fair value method in accordance with APB 14 and EITF 98-5. The Warrants and the beneficial conversion feature were valued at $1,652,701 and $6,107,299, respectively, with the fair value of the Warrants calculated using the Black-Scholes valuation model with a stock price fair value of $3.50 per share (the mid-point of the pending initial public offering) and the fair value of the beneficial conversion feature calculated using a conversion price of $2.00 per share (which is the Bond conversion price called for if the Company does not complete an initial public offering) and a fair value of $3.50 per share. The total amount allocated to the beneficial conversion feature is limited to the face value of the Bond, net of the Warrant fair value. The Bond discounts related to the Warrants and the beneficial conversion feature will be included in additional paid-in capital. The discounts will be recorded as interest expense over the five-year term of the Bonds using the interest method. The value of the Warrants and beneficial conversion feature are subject to adjustment based on the actual public offering price when the Company completes such an offering. There will be very significant adjustments to the aforementioned discounts if the actual initial public offering price is $3.50 per share, as the actual number of shares issuable upon conversion of the Bonds will decrease from 4,000,000 shares to 2,285,714 shares, and the beneficial conversion feature will decrease accordingly. The Company will recalculate these amounts after its initial public offering based on the public offering price and will make any appropriate adjustments.

The Company has concluded that the above disclosure complies with US GAAP and appropriately describes the transaction and provides the information required for the reader to evaluate the effects of this transaction on the Company.

William Thompson
February 6, 2008

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned or at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc:	Kwong Kai Shun, Asia Time Corporation